UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-20900
COMPUWARE CORPORATION ESOP/401(k) PLAN
(Full title of the plan)
Compuware Corporation
One Campus Martius
Detroit, Michigan 48226

Compuware Corporation
ESOP/401(k) Plan
Financial Statements as of and for the Years
Ended March 31, 2009 and 2008,
Supplemental Schedule as of March 31, 2009
and Independent Auditors’ Report

COMPUWARE CORPORATION ESOP/401(k) PLAN
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Compuware Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Compuware Corporation ESOP/401(k) Plan

Date: September 18, 2009	By:	\S\ Laura L. Fournier
Laura L. Fournier
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Compuware Corporation ESOP/401(k) Plan
Detroit, Michigan
We have audited the accompanying statements of net assets available for benefits of the Compuware Corporation ESOP/401(k) Plan (Plan) as of March 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.
s\s Crowe Horwath LLP
South Bend, Indiana
September 17, 2009

COMPUWARE CORPORATION ESOP/401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments—at fair value:
Common Stock—Compuware Corporation	$47,480,586	$58,986,307
Commingled Pool — Fidelity U.S. Equity Index	27,630,836	49,624,917
Unitized Fund — State Street Bank and Trust Mid-Cap Blend Unitized Fund	22,085,005	42,049,175
Mutual Funds:
Short-term securities	51,378,815	45,611,742
Bonds (government and corporate)	36,933,085	39,697,493
Equity	116,970,909	214,317,254
Lifecycle	5,626,315	4,248,133
Real estate	2,771,529	7,117,040
Participant loans	4,920,070	5,399,805

Total investments	315,797,150	467,051,866

Other receivable	25,314	12

NET ASSETS AVAILABLE FOR BENEFITS	$315,822,464	$467,051,878

The accompanying notes are an integral part of the financial statements

COMPUWARE CORPORATION ESOP/401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MARCH 31, 2009 AND 2008

	2009	2008
Investment income/(loss):
Interest and dividends	$7,911,792	$22,050,372
Net depreciation in fair value of Compuware Corporation common stock	(4,671,175)	(17,352,941)
Net depreciation in fair value of Fidelity U.S. Equity Index Commingled Pool	(18,118,113)	(2,409,491)
Net depreciation in fair value of State Street Bank and Trust Advisors Mid-Cap Blend Unitized Fund	(16,642,185)	(10,838,462)
Net depreciation in fair value of Mutual Funds	(100,924,848)	(21,779,432)

Total investment income/(loss)	(132,444,529)	(30,329,954)

Contributions:
Participant	24,029,074	27,601,805
Qualified nonelective contributions (QNEC)	8,900	—
Participant rollover	755,903	1,091,324

Total contributions	24,793,877	28,693,129

Total Net Additions	(107,650,652)	(1,636,825)

Benefits paid to participants	43,428,226	58,905,791
Administrative and other expenses	150,536	112,464

Total Reductions	43,578,762	59,018,255

NET DECREASE	(151,229,414)	(60,655,080)

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	467,051,878	527,706,958

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$315,822,464	$467,051,878

The accompanying notes are an integral part of the financial statements

COMPUWARE CORPORATION ESOP/401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2009 and 2008
1.	GENERAL DESCRIPTION OF THE PLAN

The following description of the Compuware Corporation (Company) ESOP/401(k) Plan (Plan) provides only general information. The Plan document should be referred to for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan with two benefit features: an Employee Stock Ownership Plan (ESOP) and a 401(k) Plan. The assets for both features are combined in a common trust. All U.S. employees that are salaried or part-time hourly, as well as certain full-time hourly employees, meeting the eligibility requirements, will receive any discretionary employer ESOP contribution. The 401(k) feature covers all full-time and part-time U.S. employees of the Company who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Compuware has entered into a trust agreement with Fidelity Management Trust Company (Fidelity) appointing Fidelity to act as trustee of the Plan.

Contributions—ESOP—Employer contributions to the ESOP are at the discretion of the Company, subject to a maximum of 25% of eligible compensation. Contributions may be made in cash, in Company stock or a combination of both and are valued based upon the quoted market price of the Company common stock on the date of contribution. During the 2009 and 2008 Plan years, the Company did not make an ESOP contribution.

Contributions—401(k)—Participants in the Plan may elect to defer up to 75% of their pre-tax pay each pay period, and up to 10% of their after-tax pay each pay period, with a combined maximum limit of 85% for investment in the Plan. An after-tax Roth 401K election is also available but is limited to the pre-tax contribution limitations. The Plan has initiated a 2% automatic enrollment policy, wherein unless an active participant elects otherwise, they are deemed to have elected to make an automatic pre-tax contribution of 2% in the Plan. The automatic pre-tax contribution is effective as soon as administratively possible after 90 days from the first day of employment.

The amount of pre-tax or after-tax pay deferral contributions for each participant is limited to $16,500 during the 2009 calendar year and $15,500 during the 2008 calendar year based on the applicable provisions of the Internal Revenue Code. Participants who reach age 50 during the calendar year and are making the maximum Internal Revenue Service pre-tax contribution may make additional pre-tax “catch-up” contributions in accordance with the provisions of Code Section 414(v). The maximum annual catch-up contribution is $5,500 for 2009 and $5,000 for 2008.

Qualified Nonelective Contributions (“QNEC”) — A QNEC contribution of $13,880 was made during the Plan year ended March 31, 2009 to participants who were not properly set up in the automatic enrollment process. Of this amount, $4,980 was funded through forfeitures and $8,900 was funded by Fidelity.

Participants’ Accounts—ESOP—Company contributions to the ESOP are allocated to eligible individual participant accounts based upon eligible compensation. These amounts are subject to the individual participant’s investment direction immediately.

COMPUWARE CORPORATION ESOP/401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2009 and 2008
1.	GENERAL DESCRIPTION OF THE PLAN (Continued)

Participants’ Accounts—401(k) - All Plan withholdings contributed to the Plan are deposited in each participant’s account according to the investment option(s) selected by the participant. Earnings on investments, net of investment management fees, are allocated to participants’ accounts based on the actual earnings of the investment funds selected by the participants.

Vesting—ESOP—Participants are vested based on the number of years of service. As of April 1, 2007, vesting begins after two years of service, with full vesting occurring after six years of service. Prior to April 1, 2007, vesting began after three years of service, with full vesting occurring after seven years of service.

Vesting—401(k) and Roth 401(k)—All participant contributions and earnings thereon are fully vested.

Forfeited Accounts — ESOP—During the Plan year ended March 31, 2009 and 2008, forfeited nonvested accounts totaled $547,250 and $1,836,171 respectively. These accounts may be allocated to remaining participants in the same manner as Company ESOP contributions. During the 2009 plan year, in accordance with the 8th amendment to the Plan dated June 13, 2008, all eligible participants received a contribution of 40 shares of company stock. This amendment applies to the 2009 plan year only. The primary source of this allocation was from the forfeiture account.

Participant Loans—Participants may have only two outstanding loans at any time. Effective January 3, 2006, loans must originate from assets in the 401(k) portion of the participants’ accounts. Prior to January 3, 2006, participants were allowed to have one loan originating from the ESOP allocations and one loan from the remaining portion of their 401(k) Plan account, excluding certain amounts from plan mergers.

The maximum loan amount is equal to the lesser of $50,000 or 50% of their vested balance (excluding the ESOP source beginning January 3, 2006) minus the highest outstanding loan balance in the past 12 months. Generally, loan terms range from 6 to 60 months. The loans are secured by the balance in the participant’s account. Interest is paid quarterly at 1% above the Prime Interest Rate. Interest rates on loans currently outstanding range from 4.25% to 9.25%. Principal and interest is paid ratably through semi-monthly payroll deductions for salaried employees and via Fidelity’s loan coupon service for hourly employees, terminated employees and rehires.

Payment of Benefits—On termination of service due to death, disability, retirement, or other reasons, a participant may request to receive a lump-sum amount equal to the value of the participant’s vested interest in the account. Benefit payments from merged plans shall be payable in such other forms as were permitted under the terms of the merged plan from which they were transferred.

COMPUWARE CORPORATION ESOP/401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2009 and 2008
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), on April 1, 2008. The adoption of the SFAS 157 required additional disclosures to the financial statements. See note 2 for the disclosures affecting this Plan.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

Investment Valuation— The investment valuation policy of the Plan is to value investments at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date, the record date that a participant must be on the company’s books as a shareholder to receive a dividend. FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. SFAS 157 establishes a fair value hierarchy, which requires the Plan to maiximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority to readily available unadjusted quoted prices in active markets for identical assets (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements) when market prices are not readily available or reliable. The three levels of the hierarchy under SFAS 157 are described below:

COMPUWARE CORPORATION ESOP/401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2009 and 2008
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1	Quoted prices in active markets for identical securities.

Level 2	Prices determined using significant observable inputs. Observable inputs are inputs that other participants would use in valuing a portfolio instruments. These may include quoted prices for similar securities, interest rates, payment spreads, credit risk, and others.

Level 3	Prices determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Plan’s own assumptions about the factors market participants would use in valuing a portfolio instrument, and would be based on the best information available.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Changes in valuation techniques may result in transfers in or out of an investment’s assigned level within the hierarchy. The aggregate values by input level, as of period end, for the Plan’s investment in securities and other financial instruments are included at the end of the Plan’s schedule of investments.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Company common stock and Mutual funds: The fair values of Company stock and of mutual fund investments are determined by quoted market prices on nationally recognized securities exchanges (level 1 inputs). The Plan’s investment in Company stock is valued at its quoted market price of $6.59 and $7.34 at March 31, 2009 and 2008, respectively.

Collective trusts: The fair values of participation units held in collective trusts, are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs).

Participant loans: Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

COMPUWARE CORPORATION ESOP/401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2009 and 2008
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following is a summary of the inputs used, as of March 31, 2009, involving the Plan’s assets and liabilities, excluding participant loans, carried at fair value. The inputs or methodologies used for valuing investments and other financial intruments may not be an indication of the risk associated with investing in those securities.

Fair Value Measurement at March 31, 2009

		Quoted Prices
		in Active	Significant	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)
Common Stock—Compuware Corporation	$47,480,586	$47,480,586	—	—
Commingled Pool — Fidelity U.S. Equity Index	27,630,836	—	27,630,836	—
Unitized Fund — State Street Global Advisors Mid-Cap Blend Unitized Fund	22,085,005	—	22,085,005	—
Mutual Funds:
Short-term securities	51,378,815	51,378,815	—	—
Bonds (government and corporate)	36,933,085	36,933,085	—	—
Equity	116,970,909	116,970,909	—	—
Lifecycle	5,626,315	5,626,315	—	—
Real estate	2,771,529	2,771,529	—	—
Use of Estimates—The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at March 31, 2009 and 2008, and the reported amounts of changes in net assets available for benefits during the years then ended. Actual results could differ from those estimates.

COMPUWARE CORPORATION ESOP/401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2009 and 2008
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties—The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances.

Administrative fees — Plan administrative fees consist of recordkeeping fees, participant loan initiation fees, loan maintenance fees, short-term trading fees and other related participant fees. In March 2007, the Plan Administrator elected to begin paying quarterly recordkeeping expenses of the Plan using the Plan forfeiture account. Prior to using forfeitures, the Company paid the recordkeeping expenses in cash. All other fees are paid by individual participants.

Benefit Payments—Payments for benefits are recorded when paid.

3.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 1, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since the receipt of the determination letter. However, the Plan Administrator believes the Plan is designed and is currently being operated in accordance with applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering service to the Plan, the employer, and certain others. Certain investments of the Plan are shares of mutual funds and a commingled pool fund, which are offered by Fidelity Investments, an affiliate of the Plan trustee. Fidelity Management Trust Company (Fidelity) is the Plan trustee and, therefore, these transactions and the Plan’s payment of trustee fees to Fidelity qualify as party-in-interest transactions. The Plan also invests in shares of common stock issued by Compuware Corporation, which qualifies as a party-in-interest investment. Further, participant loan transactions and investments are also party-in-interest transactions.

COMPUWARE CORPORATION ESOP/401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2009 and 2008
5.	PARTIES-IN-INTEREST (Continued)

The 7,204,190 and 8,035,919 shares of Compuware Corporation common stock held by the Plan as of March 31, 2009 and 2009 represent approximately 3.0% and 3.1% of the Company’s outstanding shares as of March 31, 2009 and 2008. The Company common stock held by the Plan as of March 31, 2009 and 2008 has been valued at its quoted market price as of the 2009 and 2008 financial statement date of $6.59 and $7.34 per share.

There were no cash dividends paid to the Plan by Compuware Corporation during the plan years ended March 31, 2009 and 2008. Total depreciation for the Compuware Corporation common stock for the plan year ended March 31, 2009 was $(4,671,175). Total depreciation for the Compuware Corporation common stock for the plan year ended March 31, 2008 was $(17,352,941). This is included in net depreciation per the Statement of Changes in Net Assets Available for Benefits.

6.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s assets available for benefits are as follows:

	2009	2008
Compuware Corporation Common Stock:
ESOP* (5,926,127 and 6,686,332 shares, respectively)	$39,054,055	$49,080,337
401(k) (1,278,063 and 1,349,587 shares, respectively)	8,426,531	9,905,970
Fidelity Equity Income Fund	16,911,356	32,933,980
Fidelity Diversified International Fund	27,242,671	58,832,902
Janus Twenty Fund	21,124,442	33,171,690
Fidelity Retirement Money Market Fund	40,494,830	39,691,919
Vanguard Total Bond Market Index Fund	27,116,975	27,869,675
Fidelity U.S. Equity Index Commingled Pool	27,630,836	49,624,917
State Street Bank and Trust Mid-Cap Blend Unitized Fund	22,085,005	42,049,175

*	Non-participant directed

COMPUWARE CORPORATION ESOP/401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2009 and 2008
7.	FUND INFORMATION
Investment income, participant contributions, employer contributions, benefits paid to participants, administrative and other expenses and exchanges are as follows for the years ended March 31, 2009 and 2008:

	Non-Participant Directed
	Compuware	Compuware
	Common Stock	Common Stock	Participant
	ESOP *	Loan	Directed	Total
BEGINNING BALANCE—MARCH 31, 2008	$56,888,814	$478,659	$409,684,405	$467,051,878

INVESTMENT INCOME	(6,251,933)	39,314	(126,231,910)	(132,444,529)

CONTRIBUTIONS:
Participant	—	—	24,029,074	24,029,074
Employer	—	—	—	—
QNEC	(4,980)	—	13,880	8,900
Participant rollover	—	—	755,903	755,903

Total contributions	(4,980)	—	24,798,857	24,793,877

BENEFITS PAID TO PARTICIPANTS	5,618,400	60,671	37,749,155	43,428,226

ADMINISTRATIVE AND OTHER EXPENSES	110,090	—	40,446	150,536

EXCHANGES	(55,140)	54,770	370	—

ENDING BALANCE—MARCH 31, 2009	$44,848,271	$512,072	$270,462,121	$315,822,464

COMPUWARE CORPORATION ESOP/401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2009 and 2008
7.	FUND INFORMATION (Continued)

	Non-Participant Directed
	Compuware	Compuware
	Common Stock	Common Stock	Participant
	ESOP *	Loan	Directed	Total
BEGINNING BALANCE—MARCH 31, 2007	$78,970,088	$313,224	$448,423,646	$527,706,958

INVESTMENT INCOME	(14,765,966)	25,312	(15,589,300)	(30,329,954)
CONTRIBUTIONS:
Participant	—	—	27,601,805	27,601,805
Employer	—	—	—	—
Participant rollover	—	—	1,091,324	1,091,324

Total contributions	—	—	28,693,129	28,693,129

BENEFITS PAID TO PARTICIPANTS	7,100,897	19,803	51,785,091	58,905,791

ADMINISTRATIVE AND OTHER EXPENSES	75,330	—	37,134	112,464

EXCHANGES	(139,081)	159,926	(20,845)	—

ENDING BALANCE—MARCH 31, 2008	$56,888,814	$478,659	$409,684,405	$467,051,878

*	This Balance includes previously forfeited amounts held within the money market fund

SUPPLEMENTAL SCHEDULE

COMPUWARE CORPORATION ESOP/401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2009

		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral		Current
	Lessor or Similar Party	Par or Maturity Value (in Shares)	Cost	Value
*	Compuware Corporation	Compuware Corporation Common Stock; 7,204,190 shares	$40,687,726	$47,480,586
*	Fidelity Investments	Equity Income Fund; 632,200 units	32,219,346	16,911,356
*	Fidelity Investments	Diversified International Fund; 1,436,092 units	40,553,064	27,242,671
*	Fidelity Investments	Dividend Growth Fund; 526,089 units	14,117,601	7,601,979
	American Funds	Growth Fund of America - Class A Fund; 517,019 units	14,913,141	10,164,588
*	Fidelity Investments	Retirement Money - Market Fund; 40,494,830 units	40,494,830	40,494,830
*	Fidelity Investments	Institutional Short - Intermediate Government Fund; 1,069,154 units	10,506,734	10,883,984
	Domini	Social Equity Fund; 22,107 units	621,603	385,538
	PIMCO	Foreign Bond Index Fund; 418,080 units	4,254,160	3,783,623
	Laudus Rosenberg	U.S. Small Capitalization Fund; 816,796 units	8,660,443	3,675,581
	Nicholas Applegate	High Yield Bond Fund; 815,201 units	7,814,681	6,032,486
	Janus	Twenty Fund; 490,468 units	26,399,592	21,124,442
	Morgan Stanley Institutional Fund Trust	Mid-Cap Growth Fund; 588,696 units	14,534,230	9,931,300
*	Fidelity Investments	Real Estate Investments; 275,774 units	8,229,192	2,771,529
	Lord Abbett	Mid Cap Value Fund; 803,169 units	15,239,190	7,349,000
*	Fidelity Mangement Trust Company	U.S. Equity Index Commingled Pool Fund; 1,031,001 units	35,447,060	27,630,836
	State Street Bank and Trust	Mid-Cap Blend Unitized Fund; 4,159,247 units	41,333,169	22,085,005
	American Funds	New Perspective R5 Fund; 553,360 units	15,461,729	9,694,871
	Vanguard	Target Retirement 2010 Fund; 16,363 units	333,135	273,097
	Vanguard	Target Retirement 2020 Fund; 54,983 units	1,164,204	843,439
	Vanguard	Target Retirement 2030 Fund; 38,864 units	777,798	548,374
	Vanguard	Target Retirement 2040 Fund; 43,591 units	821,275	595,450
	Vanguard	Target Retirement 2050 Fund; 3,775 units	67,437	51,716
	Vanguard	Total Bond Market Index Fund; 2,684,849 units	27,346,870	27,116,975
	Vanguard	Target Retirement Income Fund; 23,070 units	236,202	214,090
	Vanguard	Target Retirement 2005 Fund; 6,208 units	63,882	58,103
	Vanguard	Target Retirement 2015 Fund; 110,245 units	1,314,969	984,489
	Vanguard	Target Retirement 2025 Fund; 110,240 units	1,270,711	935,936
	Vanguard	Target Retirement 2035 Fund; 94,742 units	1,138,851	790,146
	Vanguard	Target Retirement 2045 Fund; 38,410 units	472,773	331,478
	Luther King Capital Management	Small Cap Equity Fund; 260,088 units	5,317,167	2,889,582

*	Participants	Loans to participants (interest rates of 4.25% to 9.25%)		4,920,070

	Total assets held for investment	purposes		$315,797,150

*	Party-in-interest